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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment ____)*

                                Aquagenix, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                       ----------------------------------
                        (Title of Class of Securities)

                                  03838R 10 2
                          --------------------------
                                 (CUSIP Number)
                               Nicolas Berggruen
                                499 Park Avenue
                               New York, NY 10022
                                  212-421-0110
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 30, 1996
                       ----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index: Page 6
                               Page 1 of 20 Pages

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                                 SCHEDULE 13D

CUSIP No. 038383R 10 2                                        Page 2 of 20 Pages
          ------------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Nicolas Berggruen

2        Check the Appropriate Box If a Member of a Group*
                                      a. / /
                                      b. /X/

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 250,000
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  -0-
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   250,000
    With
                           10       Shared Dispositive Power
                                            -0-

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  250,000

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              / /

13       Percent of Class Represented By Amount in Row (11)

                  7.75

14       Type of Reporting Person*

                  IN

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Item 1.  Security and Issuer

         This statement on Schedule 13D relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Aquagenix, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 6500 Northwest 15th Avenue, Fort Lauderdale, Florida 33309.

Item 2.  Identity and Background

         This statement on Schedule 13D is being filed by Nicolas Berggruen (the "Reporting Person").

         The Reporting Person is the Chief Executive Officer, President and sole shareholder and director of Alpha Investment Management, Inc., a Delaware corporation ("Alpha") which is registered as an investment adviser under the Investment Advisers Act of 1940.

         The Reporting Person acts as an investment adviser to Tarragona Fund Inc. ("Tarragona"), a Panama corporation. Alpha acts as an investment adviser to Alpha Atlas Holdings, LDC ("Alpha Atlas"), a Cayman Islands LDC. The business address of the Reporting Person is 499 Park Avenue, New York, NY 10022. The business and principal office of Alpha is 499 Park Avenue, New York, NY 10022. The address of the principal business and principal office of Tarragona is 31st Street, Number 3-80 P.O. Box 7412, Panama 5, Republic of Panama. The address of the principal business and principal office of Alpha Atlas is c/o International Fund Administration, Ltd., 48 Par La Ville Road, Suite 464, Hamilton Hill HM11 Bermuda.

         The present principal occupation or employment of the Reporting Person is President and Chief Executive Officer of Alpha. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Of the 250,000 shares of Common Stock beneficially held by the Reporting Person, 125,000 shares of Common Stock were purchased by Tarragona with the working capital of Tarragona and 125,000 shares of Common Stock were purchased by Alpha Atlas with the working capital of Alpha Atlas.

Item 4.  Purpose of Transaction

         The purpose of the acquisition by Alpha Atlas and Tarragona of the shares of Common Stock is for investment. The Reporting Person may consider making additional purchases of shares of Common Stock of the Issuer on behalf of clients in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting


                                                              Page 3 of 20 Pages
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Person may cause all or a portion of the shares of Common Stock to be sold in open-market or private transactions, depending upon prevailing market conditions and other factors.

         Except as indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) This statement on Schedule 13D relates to 250,000 shares of Common Stock beneficially owned by the Reporting Person, which c onstitute approximately 7.75% of the issued and outstanding Shares.

(b) The Reporting Person has sole voting and dispositive power with respect to 250,000 shares of Common Stock.

(c) Effective as of June 28, 1996, Tarragona and Alpha Atlas each acquired 125,000 shares of Common Stock directly from the Issuer in private transactions at a purchase price of $4.00 per share.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As discussed in Item 2 above, the Reporting Person acts as investment adviser to Tarragona, which owns 125,000 Shares. The Reporting Person is the Chief Executive Officer, President and sole shareholder of Alpha, which acts as investment adviser to Alpha Atlas, which owns 125,000 shares of Common Stock. Tarragona and Alpha Atlas each entered into a Subscription Agreement with the Issuer dated June 28, 1996 relating to the purchase of shares. Except as set forth above, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         Exhibit A:  Subscription Agreement between Issuer and Tarragona.

         Exhibit B:  Subscription Agreement between Issuer and Alpha Atlas.

                                                              Page 4 of 20 Pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 9, 1996

                             /s/ Nicolas Berggruen
                               Nicolas Berggruen

                                                              Page 5 of 20 Pages
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                                 EXHIBIT INDEX

Exhibit      Exhibit Name                                                  Page

A            Subscription Agreement between Issuer and Tarragona             7

B            Subscription Agreement between Issuer and Alpha Atlas          14

                                                              Page 6 of 20 Pages